June 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Zalicus, Inc.
Registration Statement on Form S-4
Filed May 8, 2014
File No. 333-195818

Ladies and Gentleman:

This letter is submitted on behalf of Zalicus, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter to the Company, dated May 22, 2014, relating to the Company’s registration statement on Form S-4 (the “Registration Statement”), filed May 8, 2014. For the convenience of the Staff, the text of the numbered comments are set forth below in bold type, followed by the Company’s response. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof. In order to facilitate the Staff’s review, the Company has also provided, on a supplemental basis, a marked version of Amendment No. 1 to show changes to the Registration Statement filed on May 8, 2014. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings given to such terms in the Registration Statement.

General

1.	Please update your financial statements with respect to both Zalicus and EPIRUS as required by Rule 3-12 and Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has updated the financial statements included in Amendment No. 1 to the Registration Statement, including the pro forma financial information, in accordance with Rule 3-12 and Rule 8-08 of Regulation S-X.

Where You Can Find More Information, page 229

2.	Based on the number of shares held by non-affiliates as reported in your most recent Form 10-K and the market price of your common stock over the most recent sixty days, you do not appear to meet the requirements for incorporation by reference under General Instruction B.1 of Form S-4. As such, please revise Form S-4 to include all of the information required by Item 14 of Form S-4. In the alternative, provide your analysis as to how you meet the requirements for incorporation by reference in Form S-4.

United States Securities and Exchange Commission

June 4, 2014

Response:

The Company advises the Staff that the Company has included the relevant information in response to the Staff’s comment on pages 29-34 and 56 and included the consolidated financial statements of Zalicus as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 and the condensed consolidated financial statements of Zalicus as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 as Appendix K and Appendix L.

* * * * *

United States Securities and Exchange Commission

June 4, 2014

We appreciate the Staff’s comments and request that the Staff contact Justin Renz of the Company, at (617) 301-7220 or Joseph L. Johnson III or Danielle M. Lauzon of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1633 or (617) 570-1955, respectively, with any questions or comments regarding this letter.

Sincerely,

/s/ Justin A. Renz
Justin A. Renz Executive Vice President and Chief Financial Officer

cc:	Amy Reischauer, United States Securities and Exchange Commission
Brian J. Pitko, United States Securities and Exchange Commission
Joseph L. Johnson III, Esq., Goodwin Procter LLP (by hand)
Danielle M. Lauzon, Esq. Goodwin Procter LLP (by hand)

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